UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS HALT OF SIBIRGINSKAYA MINE AT SOUTHERN KUZBASS COAL COMPANY
Myski, Russia – June 15, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports the temporary halt of the
Sibirginskaya mine owned by Southern Kuzbass Coal Company OAO, which is part of
Mechel Mining OAO.
At the Sibirginskaya mine, a heightened level of fire gases was detected in the mined-out area of the long wall 3-1-9, which indicates self-heating of coal. Due to that, mining works at the site were halted and all miners returned to the surface.
No carbon monoxide was detected in the long wall 3-1-9’s active mine-working.
Southern Kuzbass Coal Company’s experts mapped out measures to prevent this incident’s possible negative consequences, which included temporarily isolating the long wall 3-1-9. Experts use remote probing to monitor the content of gases in the long wall’s mined-out area.
Mining at the Sibirginskaya mine is currently halted, with the mine’s experts working on the way to liquidate the source of self-heating. The mine’s entire production infrastructure, including transport, ventilation, pumps, power facilities, tunneling faces and active mine-working areas are operational and safe.
The date when mining is resumed will be determined once the project of liquidating the source of self-heating is complete.
The mine’s storages hold enough coal for the company to meet all its contractual obligations.
Halting the mine’s work will not impact the construction project for
Sibirginskaya’s second line, which, when completed, is due to increase the enterprise’s production capacity to 2.4 million tonnes a year.

***

Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 15, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO